Exhibit 21.01

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LeapFrog Canada, Inc.	Canada
Leapfrog (H.K.) Limited	Hong Kong
Leap Frog Toys (UK) Limited	England and Wales
LF France, SAS	France
LF Macao Commercial Offshore Limited	Macau
LeapFrog International Research Company	Cayman Islands
LeapFrog Mexico S.A. de C.V.	Mexico